Exhibit 99.1
Eastern American Natural Gas Trust
JPMORGAN CHASE BANK, N.A., CORPORATE TRUSTEE
221 West 6th Street, 1st Floor, AUSTIN, TEXAS 78701 / (512) 852-1422 /
August 10, 2006
To all Unitholders of Eastern American Natural Gas Trust
     As you may know, on July 31, 2006, Ensource Energy Income Fund LP launched a revised unsolicited offer to acquire all of the outstanding depositary units of Eastern American Natural Gas Trust. The terms of the revised Ensource exchange offer are different from the terms of the offer Ensource made to acquire all of the units in 2005. The terms and conditions of the revised offer are set forth in Ensource’s Prospectus dated July 31, 2006, which you may have received from Ensource.
     The Trust has reviewed the revised Ensource proposal carefully, and has retained an independent financial advisor to assist with an evaluation of the adequacy of the revised Ensource proposal to you. The independent financial advisor has delivered its written opinion that the revised Ensource offer is inadequate from a financial point of view to the holders of Trust units. Based, in part, on the opinion of the independent financial advisor that the revised Ensource proposal is inadequate, the Trust has concluded that the revised Ensource proposal is not in the best interest of the Trust unitholders.
     Consequently, the Trust recommends that you reject the revised Ensource offer and not tender your Trust units.
     The reasons for the Trust’s recommendation are set forth in the enclosed Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 (the “Response”). The key reasons for the Trust’s recommendation are:
•	The independent financial advisor retained by the Trust to evaluate the revised Ensource proposal has delivered its written opinion that, based upon, and subject to the matters set forth therein, the revised Ensource offer is inadequate from a financial point of view to the holders of Trust units. A copy of the financial advisor’s opinion dated August 1, 2006, is attached to the Response for your information.

•	Eastern American Energy Corporation, which created the Trust and continues to operate substantially all the properties in which the Trust owns net profits interests, has informed the Trustee that, in its opinion, Trust unitholders should reject the revised Ensource proposal. Eastern American has delivered a letter to the Trustee setting forth the reasons for its opinion that unitholders should reject the revised proposal. A copy of the letter is attached to the Response for your information.

•	The Trust was intended to be a passive vehicle to distribute the proceeds from the net profits interests held by the Trust, and to hold the zero coupon U.S. Treasury Bonds held by the Trust depositary. The Trust was intended to distribute the proceeds of the Treasury Bonds to unitholders at maturity in 2013, and also to distribute the proceeds of the Trustee’s sale of the royalty net profits interests held by the Trust at approximately the same time. The Ensource business model is substantially different—it is intended to be an actively managed oil and gas business, which involves substantially more risk. Ensource itself has identified 69 risk factors in the Ensource Prospectus that Ensource itself says Trust unitholders should consider before deciding whether to tender their Trust units to Ensource.

•	The Trust was designed to ensure a $20 per unit distribution to unitholders upon maturity of the zero coupon U.S. Treasury Bonds in 2013. If Ensource acquires your Trust units, you will not receive the $20 per unit distribution, because Ensource intends to sell the Treasury Bonds and use the proceeds in its business. The Trust was also designed to sell the royalty net profits interests the Trust now holds between 2012 and 2013. If Ensource acquires your units, you will not receive the proceeds of that sale.

•	Any Trust unitholder who prefers to invest in a different business, including an actively managed oil and gas business like the business Ensource proposes, is already free to do so at any time, whether by selling Trust units and investing in a different business, or by withdrawing his or her interest in the Treasury Bonds.

•	The Ensource proposal would result in substantially increased fees and expenses, including an estimated $8.6 million in transaction costs and expenses, increased general and administrative expenses compared to those incurred by the Trust, and a variety of other costs and expenses.

•	Ensource has no operating history, has not identified any properties for acquisition, and does not have the employees it would require to implement its business plan.

•	There is no assurance that distributions to former Trust unitholders would increase if Ensource acquires their Trust units, and there are a variety of reasons that distributions could decrease.

•	Ensource itself has tried to identify benefits of its revised proposal to the Trust unitholders in the Ensource prospectus. The Trust has reviewed Ensource’s description of the purported benefits, and has included its comments on the purported benefits in the enclosed Response.
     The Trust has retained MacKenzie Partners, Inc. to assist you in understanding why the Trust recommends that you not tender your units to Ensource. You may call MacKenzie Partners for assistance toll free at the number shown below.
     The enclosed Schedule 14D-9 was prepared by the Trust and contains a detailed description of the reasons for the Trust’s recommendation and factors considered by the Trust. The Trust urges you to read the Schedule 14D-9 carefully before you make your decision.
     If you have any questions or need any assistance, please call MacKenzie Partners, Inc. toll-free at 1-800-322-2885. MacKenzie Partners has been retained by the Trust to help you understand why the Trust recommends that you not tender your units to Ensource.